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12012156

*KW 3/10

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SUNAMERICA CAPITAL SERVICES, INC.**

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK CURRAN **201-324-6404**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch 3/19

OATH OR AFFIRMATION

I, FRANK CURRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNAMERICA CAPITAL SERVICES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICE L. MANNING
Notary Public, State of New Jersey
No. 2295569
Qualified in Hudson County
Commission Expires January 8, 2013

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

pwc

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunAmerica Capital Services, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 8,430,847
Distribution and service fees receivable	2,524,491
Deferred expenses, less accumulated amortization of $23,934,262	23,114,062
Deferred tax asset	8,524,206
Other assets	317,232
Total assets	$ 42,910,838

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 1,836,771
Payable to affiliated companies	5,004,607
Deferred income tax liability	6,984,066
Other liabilities	99,999
Total liabilities	13,925,443
Commitments and Contingencies (See Note 1)	
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	116,062,321
Accumulated deficit	(87,101,926)
Total shareholder's equity	28,985,395
Total liabilities and shareholder's equity	$ 42,910,838

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management Corp. (formerly known as "AIG SunAmerica Asset Management Corp.") (the "Parent"), which is a direct subsidiary of SunAmerica Annuity and Life Assurance Company (formerly known as "AIG SunAmerica Life Insurance Company"), which is a direct subsidiary of SunAmerica Life Insurance Company ("SALIC"), which is a direct subsidiary of SAFG Retirement Services, Inc. (formerly known as "AIG Retirement Services, Inc."), ("SAFGRS"), which is a direct subsidiary of American International Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of mutual funds and variable annuities.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, the Company primarily holds all of its cash and cash equivalents in the Wells Fargo Heritage Money Market Fund and SunAmerica Money Market Fund.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. FASB accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The Company's money market fund investments of approximately $8.3 million are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values. The Company does not have any investments that are classified as Level 2 or Level 3.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income taxes

The Company operates as an integral part of the operations of its Parent. It files a consolidated federal and various combined state and local income tax returns with AIG and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a benefit for loss basis. Under this method, the Company records income taxes on a separate return basis except that when determining the realizability of deferred tax assets, it benefits those assets that are realizable when considered in the context of the consolidated operations of itself and the Parent or are utilized currently by other members of the consolidated group. For certain state and local filings, the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years, subject to periodic reviews of the realizability through projected future cash flows.

Distribution fees and service fees

12b-1 fees consist of distribution fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Use of estimates and indemnifications (commitments and contingencies)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2011 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is a principal distributor of various mutual funds and annuities managed by the Parent.

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company. These amounts totaled $17.8 million for 2011, of which, $8.6 million have been included in deferred expenses on the Statement of Financial Condition.
Approximately $3.9 million has been earned by affiliates during the year ended December 31, 2011 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares. These amounts have been included in deferred expenses of $23,114,062 on the Statement of Financial Condition.

The Company invests in a money market fund managed by the Parent. These amounts totaled approximately $.7 million at December 31, 2011 and have been included as cash and cash equivalents in the Statement of Financial Condition.

During the year, the Company received a capital contribution of $6 million cash directly from the Parent. As of December 31, 2011, the Company had a $5,004,607 payable to affiliates recorded on the Statement of Financial Condition. The payable balance was related primarily to sales and marketing expenses paid on behalf of the Company and due to the Parent.

NOTE 2 - RELATED PARTIES (CONT'D)

The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement, the Company expects to receive $4,485,000 within the next year in exchange for the same amount of deferred tax assets that will be utilized in the consolidated federal income tax return.

The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG Retirement Plan, a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

On January 14, 2011, AIG completed a series of integrated transactions to recapitalize AIG (the "Recapitalization") with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"). As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. As a result of the Recapitalization, the Department of the Treasury became AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG common stock at that time.

On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG common stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG common stock. AIG did not receive any of the proceeds from the sale of the shares of AIG common stock by the Department of the Treasury. As a result of the sale of AIG common stock in this offering, the ownership by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent of the AIG Common Stock outstanding after the completion of the offering.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

NOTE 3 - INCOME TAXES

The deferred tax liability is primarily due to tax differences related to amortization of deferred expenses, and the deferred tax assets are related to net operating loss carryforwards.

The Company has deferred tax assets of approximately $8.5 million related to federal net operating loss carryovers. These deferred tax assets are considered more likely than not realizable based on the historical and projected earnings of the Parent.

In addition, the Company has state net operating loss carryforwards of $46,366,000. Such carryforwards begin to expire in 2012. The Company has concluded that it is more likely than not that deferred tax assets related to the state net operating loss carryforwards are not likely to be realized. Accordingly, as of December 31, 2011, the Company has a valuation allowance of $1,710,834 on the related deferred tax assets.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2011, the Company had net capital, as defined, of $3,163,212 which exceeded its requirement of $462,758 by $2,700,454. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 2.19:1.

NOTE 5 – SUBSEQUENTS EVENTS

Management has performed a subsequent events review from January 1, 2012 through February 27, 2012, being the date that the financial statements were available to be issued and no matters were identified for disclosure purposes.